Sea Breeze Power Corp.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

October 31, 2005 TSX-VENTURE: SBX

USD$ 1,500,000 Private Placement Closing

The Directors of the Company are pleased to announce the closing of the USD$ 1,500,000 Private Placement.

The Private Placement is for 2,500,000 units at a cost of USD$ 0.60 per unit for a total proceeds of USD$ 1,500,000. Each unit consists of one common share of the Company and one-half a share purchase warrant. Each full warrant entitles the holder to purchase one additional common share at a price of US$ 0.80 per share during the first year and at a price of USD$ 1.00 in the second year from Closing. The warrants are exercisable for two years until October 31, 2007. The shares and any shares issued on exercise of the warrants have a 4-month hold period expiring March 1, 2006.

The proceeds will be used for general working capital in the development of the Company’s renewable energy and transmission projects. The Company, in conjunction with Boundless Energy LLC, through their jointly owned subsidiary Sea Breeze Pacific Regional Transmission System Inc., is developing merchant and independent transmission opportunities including the Juan de Fuca Cable project.

ON BEHALF OF THE BOARD OF DIRECTORS

PAUL B. MANSON, President

For investor information please contact Ms. Shaye Richardson:	Email: investor@SeaBreezePower.com
	Toll Free:	1-866-387-1240 ext.262
	Voice:	604-689-2991 ext.262
	Fax:	604-689-2990

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